================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 STATEMENT ON

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                --------------

                                AMENDMENT NO. 4

                               AYDIN CORPORATION

                           (NAME OF SUBJECT COMPANY)


                         ANGEL ACQUISITION CORPORATION


                        L-3 COMMUNICATIONS CORPORATION


                       L-3 COMMUNICATIONS HOLDINGS, INC.
                                   (BIDDER)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                --------------
                                    05468110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                --------------
                         CHRISTOPHER C. CAMBRIA, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        L-3 COMMUNICATIONS CORPORATION
                               600 THIRD AVENUE
                              NEW YORK, NY 10016
                           TELEPHONE: (212) 697-1111
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   Copy to:
                            WILLIAM E. CURBOW, ESQ.
                          SIMPSON THACHER & BARTLETT
                             425 LEXINGTON AVENUE
                           NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
--------------------------------------------------------------------------------

     CUSIP NO. 05468110


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ANGEL ACQUISITION CORPORATION
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             4,889,717
     NUMBER OF          --------------------------------------------------------
       SHARES           8    SHARED VOTING POWER*
    BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING              4,889,717
        PERSON          --------------------------------------------------------
         WITH           10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     4,889,717
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     93.6% (BASED ON 5,220,936 OUTSTANDING)
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     CUSIP NO. 05468110


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     L-3 COMMUNICATIONS CORPORATION  13-3937436
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       0
                    ------------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER*
    SHARES
 BENEFICIALLY          4,889,717
   OWNED BY         ------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH           ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     4,889,717
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     93.6% (BASED ON 5,220,936 OUTSTANDING)
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     CUSIP NO. 05468110


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     L-3 COMMUNICATIONS HOLDINGS, INC.  13-3937434
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
  NUMBER OF         ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER*
 BENEFICIALLY
   OWNED BY              4,889,717
     EACH           ------------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     4,889,717
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     93.6% (BASED ON 5,220,936 OUTSTANDING)
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relating to the offer by Angel Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent") and a wholly owned subsidiary of L-3 Communications Holdings, Inc., a Delaware corporation ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Aydin Corporation, a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 5, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.


     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information in this Amendment No. 4 under Item 6 is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Wednesday, April 14, 1999, the Offer expired. Based on the information provided by the Depositary, 93.6% of the Shares were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $13.50 per Share in cash. Purchaser ultimately acquired 4,889,717 Shares, representing 93.6% of all Shares outstanding.

     Pursuant to the Merger Agreement, the Purchaser intends to merge with and into the Company in accordance with the Delaware General Corporation Law (the "DGCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the DGCL) shall be canceled, retired and converted into the right to receive $13.50 per Share in cash, without interest, less any required withholding taxes.

     The consummation of the Offer was publicly announced in a press release issued by the Parent on April 15, 1999 a copy of which is filed as Exhibit
(a)(12) hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (a)(12) Press Release dated April 15, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  *(a)(12)   Press Release issued by Parent on April 15, 1999.

----------
* Incorporated by reference from Exhibit (a)(11) of Angel Acquisition Corporation, L-3 Communications Holdings, Inc. and L-3 Communications Corporation's Amendment No. 3 to the Schedule 14D-1/13D filed on April 15, 1999.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                   L-3 COMMUNICATIONS HOLDINGS, INC.


                                   By: /S/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President and General
                                              Counsel


                                   L-3 COMMUNICATIONS CORPORATION


                                   BY: /S/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: Vice President, General Counsel
                                              and Secretary


                                   ANGEL ACQUISITION CORPORATION


                                   By: /S/ CHRISTOPHER C. CAMBRIA
                                       ----------------------------------------
                                       Name:  Christopher C. Cambria
                                       Title: President and Secretary


Date: April 23, 1999

                                EXHIBIT INDEX


EXHIBIT
 NO.                              DESCRIPTION                       PAGE
 ---                              -----------                       ----

   *(a)(12)   Press Release issued by Parent on April 15, 1999.

----------
* Incorporated by reference from Exhibit (a)(11) of Angel Acquisition Corporation, L-3 Communications Holdings, Inc. and L-3 Communications Corporation's Amendment No. 3 filed on April 15, 1999.